**ROCK RESOURCES INC. (TSXV: RCK)**
**(the "Company")**



# News Release – TEMAGAMI WINTER DRILLING PROGRESS

## March 19, 2003



**Project Operator progress Report.** Tres-Or Resources Ltd ("Tres-Or"), project operator of Rock's Temagami North 104 claims, reports that the ongoing indicator mineral and ground magnetic surveys on the Bucke Township claims are completed and drilling will be carried out on selected targets once the snows clear and ground truthing can be finalized.

Tres-Or also reported that a number of our targets have the potential to host diamondiferous kimberlite due to their proximity to the diamond-bearing Bucke and Gravel kimberlite pipes within the New Liskeard kimberlite field. Till sampling completed on the claims has returned kimberlite indicator minerals from all the claims and ground magnetic surveys have identified a number of magnetic features with signatures comparable with known kimberlite pipes, both in the New Liskeard field and in the Lac de Gras area of NWT. In particular, sampling on two of the claim blocks has returned highly anomalous numbers of kimberlite indicator minerals in both the coarse and fine fractions. These samples were collected down-ice from distinct, circular magnetic features, both magnetic highs and a low, which are priority targets.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I am pleased that our operators are moving the project exploration forward and are doing so cautiously to avoid wasting exploration dollars in drilling until targets are well defined."

Rock Resources Inc. is earning a two thirds interest in each of the targeted claim groups, which are 100%-owned by Tres-Or Resources Ltd. subject to a 2.5% royalty interest. Tres-Or is the project operator.

For further information, please call Larry Horsburgh, Investor Relations #604 688 3304



On behalf of the Board of Directors:

***"Graeme Rowland"***

Graeme Rowland,
Chairman and President



**RCK.V**
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